December 21, 2011

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Dear Ms. Jenkins:

Lincare Holdings Inc. (“Lincare” or the “Company”) is in receipt of your letter dated December 8, 2011, regarding the review by the staff of the Securities and Exchange Commission (“SEC”) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010. Lincare appreciates the staff’s assistance in complying with the applicable disclosure requirements to enhance the disclosure of financial information in the Company’s filings.

As requested by the SEC, the Company’s responses are presented in a disclosure-type format. If it is determined that some or all of the suggested disclosures are preferable to present disclosures, the Company proposes doing so on a prospective basis beginning with the Company’s Form 10-K for the year ended December 31, 2011. For your convenience, each of the SEC’s comments is set out immediately preceding the corresponding response. Please note that where the context requires, the term “Company” refers to Lincare Holdings Inc. and its consolidated subsidiaries.

The Company provides the following responses to the items contained in the staff’s letter to Lincare:

Form 10-K for the Year Ended December 31, 2010

Summary of Significant Accounting Policies, page F-6

(l)	Goodwill, page F-9

1.	We note from page two and 35 that you view each operating center as a distinct part of a single operating segment with a center manager who is responsible for the operating and financial performance and that management reviews monthly reports of revenue and operating performance by individual center. For segment reporting purposes you identify each operating center as an operating segment and have aggregated them into one reportable segment. Please tell us how you considered the above information when determining your reporting unit(s) for purposes of your goodwill impairment test under ASC 350-20-35. In this regard, it is unclear how you determined that one single reporting unit (a level above your operating segments) for goodwill impairment testing is appropriate considering ASC 350-20-20 defines a reporting unit as an operating segment, or a component that is one level below an operating segment as defined by ASC 280-10-50.

Company Response:

Lincare has considered the text contained in ASC 350-20-35 and ASC 350-20-20 in determining that the Company has a single reporting unit for goodwill impairment testing and that its operating centers are components of an operating segment that should be aggregated in its financial statement disclosures.

As described on pages 2-3 of Lincare’s 2010 Form 10-K under the heading, “Company Operations – Management,” we maintain a decentralized approach to management of our local business operations and each center is managed by a center manager who is responsible and accountable for the operating and financial performance of the center. Reporting mechanisms are in place allowing our President (Lincare’s chief operating decision maker, or “CODM”) to regularly assess the performance of each of the 1,100 operating centers and to make decisions about capital allocation and strategic direction.

Lincare’s centers are deemed to be components of a single operating segment. The components constitute a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. This financial information comprises the center’s operating results and does not include any allocation of corporate general and administrative costs. The Company believes that it is properly aggregating its centers into a single operating segment and reporting unit in accordance with ASC 280-10-50 because each of its centers exhibit similar economic characteristics. From a quantitative perspective, each of the Company’s operating centers have exhibited and are expected to continue having similar financial characteristics with respect to net revenues (similar in size and product offering), operating margins and capital requirements. The Company supports these homogeneous components with centralized services such as product procurement, reimbursement, systems and strategic decision making, which contribute to the consistent margin profiles across the portfolio of operating centers. Additionally, the Company believes that its operating centers exhibit other similar characteristics and as such meet the criteria for aggregation as outlined in the accounting literature (ASC 280-10-50-11) as follows:

a. The nature of the products and services

•

As described in detail in our Form 10-K under Item 1, Business, all of the services provided by the Company are delivered in similar settings, primarily local offices that distribute health care equipment, supplies and services to customers in their homes. Each of Lincare’s operating centers offer the full range of products and services available from the Company. When a physician, hospital discharge planner, or other source refers a patient to one of our operating centers, our customer representative obtains the necessary medical and insurance coverage information and assignment of insurance benefits, and coordinates the delivery of patient care. The prescribed therapy is delivered by one of our service representatives or clinicians to the customer’s home, where instruction and training are provided to the customer and the customer’s family regarding appropriate equipment use and maintenance and compliance with the prescribed therapy. Following the initial setup, our service representatives and/or clinicians make periodic visits to the customer’s home, the frequency of which is dictated by the type of therapy prescribed and the treating physician’s orders. All services and equipment provided by Lincare are coordinated with the prescribing physician. During the period that we provide services and equipment to a customer, the customer remains under the physician’s care and medical supervision. We employ respiratory therapists, nurses and other qualified clinicians to perform certain training and other functions in connection with our services.

b. The nature of the production process

•

The Company does not produce a product and does not believe this criterion is directly applicable. However, as a point of clarification, all of the Company’s products and services have similar operating characteristics (local sales, service and distribution; third party billing and reimbursement; payor contracting; etc.). All operating centers are supported by similar shared services at the Company’s corporate administrative offices.

c. The type or class of customer for the products or services

•

Each of the Company’s operating centers provide equipment and services to customers that are covered by third party insurance payors, including Medicare, Medicaid and commercial insurance carriers. The Company receives reimbursement based upon payment rates for specific items and services as promulgated by Medicare, Medicaid and other government programs or as negotiated or otherwise established by fee-based contracts and relationships with commercial payors. The Company’s customers generally exhibit similar demographic characteristics and suffer from similar chronic illnesses and co-morbidities for which the Company’s service offering is designed to provide treatment or symptomatic relief as prescribed by the customer’s physician. Many of our customers receive multiple products and services from the Company and exhibit similar average revenue per customer.

d. The methods used to distribute products and provide services

•

The Company’s operating centers provide services directly to customers in their homes within their respective geographic territories. Products are typically delivered to customers by the Company’s service technicians in vehicles leased and operated by the Company or, in the case of certain supply items, mailed to the customer’s home. The Company’s locally-employed, licensed respiratory therapists provide in-person services to the customer pursuant to a plan of treatment prescribed by the customer’s referring physician. The geographic area covered by an operating center is typically within a 50-mile radius of the center, but can vary based on the population density and other unique logistical characteristics of the local market.

e. If applicable, the nature of the regulatory environment

•

All of the Company’s service lines are specific to the health care industry and are subject to extensive and complex federal, state and local laws and regulations. In particular, all of our operating centers are subject to federal laws that regulate the repackaging of drugs (including oxygen) and interstate motor-carrier transportation. Our operations are also subject to state laws governing, among other things, pharmacies, nursing services, distribution of medical equipment and certain types of home health activities. Certain of our employees are subject to state laws and regulations governing the ethics and professional practice of respiratory therapy, pharmacy and nursing. Numerous federal and state laws and regulations govern reimbursement under various government health care programs and regulate the collection, dissemination, security, use and confidentiality of patient-identifiable health information.

The Company concluded that its operating centers constitute components of a single operating segment, and that single operating segment is deemed to be a reporting unit under ASC 280-10-50 due to similar characteristics of the components. As described in ASC 350-20-35-37, a reporting unit can be the same as an operating segment, which can be the same as a reportable segment, which can be the same as the entity as a whole. In determining that it has a single reporting unit, the Company allocates and tests goodwill for impairment at an entity level in accordance with ASC 350-20-35.

Lincare will prospectively expand its Form 10-K disclosure on page 35 (Segment Information) as follows:

“We view each operating center as a distinct part of a single “operating segment,” as each operating center generally provides the same products to customers and exhibits similar economic characteristics.”

2.	You disclose on page F-28 your allocation of $14.7 million to goodwill from the purchase of six businesses in 2010. Please tell us how many operating centers you acquired from these business acquisitions and how you allocate this goodwill. Specifically address whether the goodwill was allocation to your single reporting unit or to individual operating centers. Refer to ASC 350-20-35-41.

Company Response:

We acquired 33 operating centers from the six businesses acquired in 2010. Lincare integrates the operations of acquired locations into its existing operating centers and immediately migrates the information systems and other corporate support services to its existing platforms such that the individual identities of acquired businesses quickly disappear. The acquired businesses were similar in nature and had similar economic characteristics to the Company’s existing business.

The goodwill of the acquired businesses was allocated to the Company’s single reporting unit. The Company recognizes that under ASC 350-20-35-41, for the purpose of testing goodwill for impairment, all goodwill acquired in a business combination shall be assigned to one or more reporting units as of the acquisition date. The individual operating centers (both existing and acquired) represent components of the Company’s single operating segment for they constitute a business for which discrete financial information is available and segment management (CODM) regularly reviews the operating results of that component. These components were aggregated and deemed to be a single reporting unit, for the components have similar economic and other characteristics as described above. The Company determined that both the qualitative and quantitative factors considered support the conclusion that the aggregation criterion was met.

Lincare will prospectively revise its Form 10-K disclosures in Note 1 (l), Summary of Significant Accounting Policies – Goodwill (page F-9) and Note 14, Business Combinations (page F-28), to clarify whether goodwill was allocated and tested for impairment at a reporting unit level.

Specifically, the second paragraph of the disclosure under Note 1 (l), Goodwill (page F-9) will be revised as follows:

“The Company performs a goodwill impairment test on an annual basis or whenever events or circumstances indicate that the carrying value may not be recoverable. For the purposes of that assessment, we have determined that the Company has a single reporting unit, and all goodwill acquired in business combinations has been assigned to that single reporting unit as of the acquisition date.”

Additionally, disclosure will be added to Note 14, Business Combinations (page F-28), as follows:

“The acquired businesses were similar in nature and had similar economic characteristics to the Company’s existing business. The goodwill of the acquired businesses was allocated to the Company’s single reporting unit.”

In providing its response to the SEC’s comments to its filing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

Please contact Paul Gabos, Chief Financial Officer, if you have any questions or need further information regarding the Company’s response to the SEC’s comment letter. Lincare appreciates the staff’s review of its financial statement disclosures and thanks you for the opportunity to respond to your comments.

Sincerely,

/s/ Paul G. Gabos
Paul G. Gabos Chief Financial Officer